UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                               ANALEX CORPORATION
                               ------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.02 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    032653107
                                   -----------
                                 (CUSIP Number)

                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
                   ------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 1, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032653107

1   Names of Reporting Persons.                  Pequot Capital Management, Inc.
    I.R.S. Identification Nos. of above
    persons (entities only)                                           06-1524885

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2     Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) |_|
      (b) |X|*+

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3     SEC Use Only

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4     Source of Funds (See Instructions)                              00

      --------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

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6     Citizenship or Place of Organization                       Connecticut

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               7    Sole Voting Power                           16,802,081*
NUMBERS OF
SHARES              ------------------------------------------------------------
BENEFICIALLY   8    Shared Voting Power                                  0*
OWNED
                    ------------------------------------------------------------
               9    Sole Dispositive Power                      16,802,081*+

                    ------------------------------------------------------------
               10   Shared Dispositive Power                             0*+

                    ------------------------------------------------------------

11    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                   16,802,081*+

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12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)
      |_|*+

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13    Percent of Class Represented by Amount in Row (11)             52.12*+


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14    Type of Reporting Person (See Instructions)                       IA


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*The Reporting  Person may be deemed to be part of a group with the  Stockholder
Parties (as defined herein) pursuant to certain terms of the Amended and Restated Stockholders' Voting Agreement (as defined herein) described in Item 4. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 32,185,403 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the Stockholder Parties. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

      +The power of the Reporting Person to dispose of any of the securities purchased under the Series B Purchase Agreement (as defined herein) are subject to certain limitations and restrictions on transfer as set forth in the Co-Sale Agreement described in Item 4.

      This Amendment No. 4 is filed by Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"), and amends Items 3, 4, 5 and 6 of the Statement on Schedule 13D filed by the Reporting Person on July 28, 2003, as amended by (i)Amendment No. 1 ("Amendment No. 1") filed by the Reporting Person on December 19, 2003,(ii) Amendment No. 2 ("Amendment No. 2") filed bythe Reporting Person on June 7, 2004 and (iii) Amendment No. 3 ("Amendment No. 3") filed by the Reporting Person on September 15, 2004 (as amended, the "Schedule 13D," and together with this Amendment No. 4, the "Statement"). This Amendment No. 4 relates to the Common Stock, par value $0.02 per share (the "Common Stock"), of Analex Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

      As more fully described in Item 4 hereof, the Funds and the Issuer entered into the Series A Purchase Agreement (as defined below) with respect to the transactions contemplated thereby, pursuant to which the Reporting Person acquired: (i) the Series A Preferred Stock, the Convertible Notes and the Series A Warrants (each, as defined below), for aggregate consideration of $25,000,000. As more fully described in Item 4 hereof, the Funds and the Issuer entered into the Series B Purchase Agreement (as defined below) with respect to the transactions contemplated thereby, pursuant to which the Reporting Person acquired: (i) the Senior Subordinated Notes, which converted into the Initial Series B Preferred Stock and the Common Stock Warrants (each, as defined below), for aggregate consideration of $3,500,000; and (ii) the Additional Series B Preferred Stock and the Additional Common Stock Warrants (each, as defined below) for aggregate consideration of $7,500,000. The funds for the purchase of such securities held by the Accounts were obtained from the contributions of the Accounts' partners/shareholders.

      A copy of the Series A Purchase Agreement was previously filed as Exhibit 1 to the Schedule 13D and is incorporated herein by reference. A copy of the Series B Purchase Agreement was previously filed as Exhibit 11 to Amendment No. 2 and is incorporated herein by reference. The descriptions herein of the Series A Purchase Agreement and the Series B Purchase Agreement are qualified in their entirety by reference to such agreements.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Statement is amended and restated in its entirety as follows:

      The Reporting Person acquired the Series A Preferred Stock, the Convertible Notes and the Series A Warrants pursuant to the terms of the Series A Purchase Agreement. The Reporting Person acquired the Senior Subordinated Notes that converted into the Initial Series B Preferred Stock, the Common Stock Warrants, the Additional Series B Preferred Stock and the Additional Common Stock Warrants pursuant to the terms of the Series B Purchase Agreement. The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Notes, Preferred Stock, Warrants (each, as defined below) or Common Stock or dispose of Notes, Preferred Stock, Warrants or Common Stock, in the open market, in privately negotiated transactions or in any other lawful manner.

      On December 9, 2003 (the "Series A Closing Date"), pursuant to a Subordinated Note and Series A Convertible Preferred Stock Purchase Agreement dated July 18, 2003 (the "Series A Purchase Agreement"), with the Funds (with respect to the ownership interests of the Funds in the Series A Preferred Stock, Convertible Notes and Series A Warrants, the Funds are sometimes referred to as, the "Series A Investors"), the Issuer: (i) issued and sold to the Funds an aggregate of 6,726,457 shares of the Issuer's Series A Convertible Preferred Stock, par value $0.02 per share (the "Series A Preferred Stock") for a purchase price of $2.23 per share of Preferred Stock (the "Series A Purchase Price"), representing an aggregate consideration of approximately $15,000,000; (ii) in connection with the issuance and sale of the Series A Preferred Stock, issued warrants to each of the Funds (the "Series A Preferred Warrants") exercisable to purchase the Issuer's Common Stock, at a ratio of one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the Preferred Stock; (iii) issued and sold to the Funds $10,000,000 in aggregate principal amount of the Issuer's Secured Subordinated Convertible Promissory Notes (the

"Convertible Notes"); and (iv) in connection with the issuance and sale of the Convertible Notes, issued warrants to each of the Funds (the "Note Warrants," and together with the Series A Preferred Warrants, the "Series A Warrants") exercisable to purchase Common Stock at a ratio of one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the Convertible Notes.

SERIES B PURCHASE AGREEMENT

      Pursuant to a Purchase Agreement (the "Series B Purchase Agreement") dated May 28, 2004 (the " Senior Subordinated Notes Closing Date") with the Funds, General Electric Pension Trust ("GEPT") and New York Life Capital Partners II, L.P. ("NYL" and, together with the Funds and GEPT, collectively, the "Series B Investors"), the Issuer: (i) issued and sold to the Funds $3,500,000 in aggregate principal amount of the Issuer's Secured Senior Subordinated Convertible Promissory Notes (the "Senior Subordinated Notes" and together with the Convertible Notes, the "Notes"), the principal and accrued interest on which are convertible in accordance with their terms into shares of the Issuer's Series B Convertible Preferred Stock, par value $0.02 per share (the "Initial Series B Preferred Stock") at a conversion price of $3.50 per share of Series B Preferred Stock (the "Series B Original Issue Price") and (ii) in connection with the issuance and sale of the Senior Subordinated Notes, issued warrants to each of the Funds (the "Common Stock Warrants") exercisable to purchase Common Stock at a ratio of one share of Common Stock for every five shares of Common Stock issued or issuable on conversion of the Initial Series B Preferred Stock issued or issuable upon conversion of the Senior Subordinated Notes. Capitalized terms used but not defined in this Item 4 or elsewhere in the Statement shall have the meanings assigned to such terms in the Series B Purchase Agreement.

      Subject to certain approval rights by the holders of the Series A Preferred Stock and the Initial Series B Preferred Stock, the Series B Purchase Agreement provided that the Issuer may require the Series B Investors to purchase up to an additional $25,000,000 of Series B Preferred Stock, with additional warrants to purchase Common Stock, at any one or more times on or prior to May 27, 2005 for the purpose of paying the cost of acquisition of the stock or assets of one or more other entities in each case with an acquisition value (not including transaction expenses) of at least $10,000,000. Pursuant to the terms of the Series B Purchase Agreement, on April 1, 2005 (the "Subsequent Closing Date"), for $7,500,000 in the aggregate, the Issuer: (i) issued and sold to the Funds 2,142,857 shares of Series B Preferred Stock (the "Additional Series B Preferred Stock," and together with the Initial Series B Preferred Stock, the "Series B Preferred Stock," and together with the Series A Preferred Stock, the "Preferred Stock") and (ii) in connection with the issuance and sale of the Additional Series B Preferred Stock, issued to the Funds warrants to purchase 535,714 shares of Common Stock in the aggregate (the "Additional Common Stock Warrants," and together with the Series A Warrants and the Common Stock Warrants, the "Warrants").

AMENDED AND RESTATED STOCKHOLDERS' VOTING AGREEMENT

      On the Senior Subordinated Notes Closing Date, the Series B Investors, the Series A Investors, the Issuer, and Joseph H. Saul, Arthur A. Hutchins, DRG Irrevocable Trust, Peter Belford, J. Richard Knop, and C.W. Gilluly (Mr. Saul, Mr. Knop, Mr. Gilluly, Mr. Belford, Mr. Hutchins, DRG Irrevocable Trust, who, together with the Series A Investors and the Series B Investors will own a majority of the Common Stock of the Issuer upon the Senior Subordinated Notes Closing Date, are collectively referred to as the "Stockholder Parties") entered into a Amended and Restated Stockholders' Voting Agreement ("Amended and Restated Stockholders Agreement") pursuant to which the Series A Investors, the Series B Investors and the other Stockholder Parties agreed to vote, or cause to be voted, all securities of the Issuer they own or over which they have voting control so that the number of directors of the Issuer will be nine, consisting of: (i) the Issuer's chief executive officer ("CEO"), currently Sterling E. Phillips, Jr.; (ii) two directors designated by the Funds (as the Series A Investors and as Series B Investors); (iii) one non-employee director designated by the Issuer's CEO and acceptable to the Series A Investors and Series B Investors, who shall initially be Peter Belford; and (iv) five independent directors nominated by the nominating committee of the Board of Directors of the Issuer (the "Board"), which shall be comprised solely of the independent directors then serving on the Board.

      Under certain circumstances where the Funds hold less than certain specified percentages of the securities the Funds originally purchased on the Series A Closing Date and on the Senior Subordinated Notes Closing Date, the right to designate two directors in (ii) above will be reduced to one or no directors and the above voting provisions will be adjusted in the manner described in the Amended and Restated Stockholders Agreement.

      In certain circumstances, including the Issuer's failure to redeem the Series B Preferred Stock as required, the Series B Investors or certain of their transferees may designate additional directors so that the Funds' directors comprise a majority of the Board. This right will terminate if the Issuer redeems all of the Series B Preferred Stock as required. In addition, the right to designate additional directors under similar circumstances granted to the Series A Investors shall be subject to the rights granted to the holders of the Series B Preferred Stock in the immediately preceding sentence.

REGISTRATION RIGHTS AGREEMENT

      In connection with the transactions contemplated by the Series B Purchase Agreement, the Issuer and the Series B Investors entered into a Registration Rights Agreement (the "Registration Rights Agreement"), as of the Senior Subordinated Notes Closing Date. Pursuant to the Registration Rights Agreement, within 30 days following the Senior Subordinated Notes Closing Date, the Issuer will be required to file a registration statement on Form S-3 registering the resale of any Common Stock issuable upon conversion or exercise of the Senior Subordinated Notes and Common Stock Warrants or issuable upon conversion of the Series B Preferred Stock issued or issuable on conversion of the Senior Subordinated Notes. The Issuer will be required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock under Rule 144(k) under the Securities Act of 1933, as amended. The Registration Rights Agreement also provides the Reporting Person with piggyback registration rights with respect to certain underwritten offerings initiated by the Issuer.

CO-SALE AGREEMENT

      In connection with the Series B Purchase Agreement, the Issuer and the Series B Investors entered into that certain Co-Sale Agreement, as of the Senior Subordinated Notes Closing Date (the "Co-Sale Agreement"), pursuant to which each Series B Investor agreed to provide the other Series B Investors with notice of, and the option to participate in, certain transfers of Senior Subordinated Notes, Series B Preferred Stock, Common Stock Warrants, Additional Common Warrants or Common Stock issued or issuable upon the conversion or exercise of any of the foregoing or issued with respect to any such securities by way of stock dividend, stock split or any reorganization affecting the Issuer's capital stock (collectively, the "Co-Sale Securities").

      The Co-Sale Agreement provides that for so long as any Series B Investor holds any Co-Sale Securities, each such Series B Investor desiring to transfer any Co-Sale Securities (each such Series B Investor, a "Transferring Investor") other than in connection with transfers to the Issuer, transfers pursuant to a public sale or transfers to certain affiliates must give each other Series B Investor (the "Other Investors") and the Issuer written notice of the terms and conditions of any proposed bona fide and arm's length sale at least twenty (20) days prior to any proposed transfer. The Other Investors may elect to participate in the proposed transfer within ten (10) business days of receiving notice of the transfer (such Other Investors so electing, the "Electing Other Investors"), who then have the right and obligation to sell to the proposed transferee(s), at the same price and on the same terms and conditions as are specified in the notice, the same type and up to the same percentage of Co-Sale Securities (on an as converted basis including shares of Common Stock issuable upon conversion of Series B Preferred Stock) owned by such Electing Other Investors as the Co-Sale Securities represents with respect to the capital stock of the Issuer owned by the Transferring Investor.

      The Transferring Investor is not permitted to transfer any Co-Sale Securities to prospective transferee(s) unless (x) such prospective transferee(s) allow(s) the participation of the Electing Other Investors on the terms specified in the transfer notice or (y) if such Transferring Investor does not receive notice that the Other Investors intend to participate within the ten-day period and transfers its Co-Sale Securities within sixty (60) days after the expiration of the ten (10) business day period at a price and on the terms no more favorable than those specified in the original transfer notice.

      A copy of the Series A Purchase Agreement was previously filed as Exhibit 1 to the Schedule 13D and is incorporated herein by reference. A copy of the Series B Purchase Agreement, the Voting Agreement, the Amended and Restated Stockholders Agreement, the Registration Rights Agreement and the Co-Sale Agreement were previously filed as Exhibits 11, 12, 13, 14 and 15, respectively, to Amendment No. 2 and are incorporated herein by reference. The description herein of such agreements are qualified in their respective entireties by reference to such agreements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is amended and restated in its entirety as follows:

      (a) The Reporting Person beneficially owns 16,802,081 shares of Common Stock, representing 52.12% of shares of Common Stock outstanding as of April 1, 2005 (giving effect to the issuance of (i) 12,057,796 shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the conversion of the Convertible Notes and the exercise of the Series A Warrants, (ii) 4,714,285 shares of Common Stock issuable upon conversion of the Series B Preferred Stock (assuming a $2.80 conversion price for the Series B Preferred Stock) and the exercise of the Common Stock Warrants and the Additional Common Stock Warrants,
(iii) 10,000 shares of Common Stock issuable upon exercise of the Initial Directors Options (as defined below), (iv) 10,000 shares of Common Stock issuable upon exercise of the New Directors Options (as defined below) and (v) 10,000 shares of Common Stock issuable upon exercise of the Additional Directors Options (as defined below)).

      In addition, by virtue of the Amended and Restated Stockholders Agreement, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes the Stockholder Parties and the Reporting Person. While the Reporting Person does not concede that such a "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. Such group would be deemed to beneficially own, in the aggregate, 32,185,403 shares of Common Stock (including shares underlying options exercisable within 60 days of the date hereof), representing 67.6 % of the Common Stock outstanding as of April 1, 2005. The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by the Stockholder Parties and does not affirm that such a "group" exists.

      (b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the 16,802,081 shares of Common Stock (giving effect to the issuance of (i) 12,057,796 shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the conversion of the Convertible Notes and the exercise of the Series A Warrants, (ii) 4,714,285 shares of Common Stock issuable upon conversion of the Series B Preferred Stock (assuming a $2.80 conversion price for the Series B Preferred Stock) and the exercise of the Common Stock Warrants and the Additional Common Stock Warrants,
(iii) 10,000 shares of Common Stock issuable upon exercise of the Initial Directors Options (as defined below), (iv) 10,000 shares of Common Stock issuable upon exercise of the New Directors Options (as defined below) and (v) 10,000 shares of Common Stock issuable upon exercise of the Additional Directors Options (as defined below)).

      Pursuant to, and to the extent set forth in, the Amended and Restated Stockholders Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Stockholder Parties. To the knowledge of the Reporting Person and based on documents publicly filed by the Stockholder Parties, (i) the name, address and principal occupation of each of the Stockholder Parties is set forth on Exhibit 16 to Amendment No. 2 and is incorporated herein by reference and (ii) each of the Stockholder Parties is a citizen of the United States. To the knowledge of the Reporting Person and based on documents publicly filed by the Stockholder Parties, during the last five years, none of the Stockholder Parties has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

      (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Statement is amended and restated in its entirety as follows:

      Reference is made to the Series A Purchase Agreement, the Series B Purchase Agreement, the Voting Agreement, the Amended and Restated Stockholders Agreement, the Registration Rights Agreement described in Items 3, and 4, which are incorporated herein by reference. Reference is also made to that certain (i) Amendment to Certificate of Designations, Powers, Preferences and Rights of the Series A Convertible Preferred Stock, dated as of May 27, 2004 (the "Series A Certificate of Designation") and (ii) Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock, dated as of May 27, 2004 (the "Series B Certificate of Designation"), which were previous filed as Exhibits 18 and 19, respectively, to Amendment No. 2 and are incorporated herein by reference. The descriptions of the Series A Certificate of Designation and the terms of the Series A Preferred Stock and the Series B Certificate of Designation and the terms of the Series B Preferred Stock are qualified in their respective entireties by reference to such certificates.

      In connection with the transactions contemplated by the Series A Purchase Agreement, on December 9, 2003, the Issuer issued to the Funds the Series A Preferred Stock, the Series A Warrants and the Convertible Notes. In connection with the transactions contemplated by the Series B Purchase Agreement: (i) on May 28, 2004, the Issuer issued to the Funds the Senior Subordinated Notes and the Common Stock Warrants; (ii) on September 15, 2004, the Issuer issued to the Funds the Initial Series B Preferred Stock upon the automatic conversion of the Senior Subordinated Notes; and (iii) on April 1, 2005, the Issuer issued to the Funds the Additional Series B Preferred Stock and the Additional Common Stock Warrants.

SERIES A PREFERRED STOCK

      The 6,726,457 shares of Series A Preferred Stock are convertible into Common Stock at any time at the election of its holders, initially at a ratio of one share of Common Stock for every share of Series A Preferred Stock and subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends and similar events. The Series A Preferred Stock will automatically convert into Common Stock if: (i) any time following 18 months after the Series A Closing, the average closing price of the Common Stock over a 20 consecutive trading day period exceeds 2.5 times the conversion price then in effect for the Series A Preferred Stock; (ii) with respect to the Series A Preferred Stock held by holders that do not accept an offer by the Issuer, within 60 days of delivery of such offer, to purchase the Series A Preferred Stock for at least 2.5 times the conversion price then in effect; or (iii) upon the agreement of the holders of a majority of the then outstanding Series A Preferred Stock; provided, that in each case, no shares of Series A Preferred Stock shall be converted into Common Stock unless at the time of such proposed conversion the Issuer has on file with the Securities and Exchange Commission an effective registration statement with respect to shares of Common Stock issuable to the holders (x) on conversion of all Series A Preferred Stock then issued or issuable to such holders and (y) on exercise of all warrants issued pursuant to the Series A Purchase Agreement and such shares are listed on the American Stock Exchange ("AMEX"). Holders of Series A Preferred Stock are entitled to vote on actions to be taken by the stockholders together with all other classes and series of voting stock of the Issuer as a single class, except as otherwise provided by applicable law or as described below. Each share of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred Stock is convertible. Initially, each share of Series A Preferred Stock is entitled to one vote. As long as 50% of the shares of Series A Preferred Stock issued on December 9, 2003 remain outstanding, or, if the Issuer has failed to comply with its redemption obligations, as long as any shares of Series A Preferred Stock issued at December 9, 2003 remain outstanding, the Issuer will not be allowed to take certain actions without the prior written consent of the holders of a majority of the Series A Preferred Stock outstanding. The holders of Series A Preferred Stock are entitled to customary preemptive rights and liquidation and dissolution preferences.

      DIVIDEND RIGHTS

      Holders of the Series A Preferred Stock are entitled to receive cumulative dividends on the Series A Preferred Stock each quarter from and after the date of issuance of such shares at the per annum rate of 6% of the Series A Purchase Price. The dividends are payable in cash; provided, however, that if at any time after initial issuance of the Series A Preferred Stock: (i) the Issuer's available cash for operations for the following twelve month period (calculated from the date such quarterly dividend would be paid) is less than $1,000,000 in excess of business projections approved by the Issuer's board of directors for such twelve month period, or (ii) the Issuer's payment of the dividend in cash will result in an event of default under the Issuer's senior indebtedness, then the dividend, at the option of the Issuer, may be paid in shares of Series A Preferred Stock valued at the Series A Purchase Price. Holders of the Series A Preferred Stock are entitled to receive such dividends immediately after the payment of any dividends to the

Series B Preferred Stock and any other senior securities, prior to any payment of dividends to junior securities and the Common Stock and at the same time as the payment of dividends to parity securities.

      REDEMPTION

      The Series A Preferred Stock shall be subject to redemption, at the option of the holders of a majority of the then outstanding shares of Series A Preferred Stock at any time after the Series B Redemption Date (as defined below), in four equal quarterly installments, with the first installment being made within sixty (60) days of the date of exercise of such option and the last installment on the date that is 9 months thereafter, in whole or in part, at a per share redemption price equal to the Series A Purchase Price (as adjusted for any stock splits, stock dividends, combinations, recapitalizations involving equity securities of the Issuer, reclassifications or other similar events involving a change with respect to the Series A Preferred Stock) per share plus any accrued but unpaid dividends, payable in immediately available funds. If the Issuer is unable to effect any required quarterly redemption of Series A Preferred Stock for a period of nine consecutive months after such redemption was required, the holders of the Series A Preferred Stock will have the right to designate additional directors so that directors designated by the holders comprise a majority of the Issuer's board of directors, unless the holders of the Series B Preferred Stock have exercised their right to designate additional directors pursuant to the Series B Certificate of Designation. Notwithstanding anything contained in the immediately preceding paragraph to the contrary, the Issuer shall not be required to use such funds to pay the redemption price of Series A Preferred Stock nor shall the holders of the Series A Preferred Stock be entitled to any such designation rights unless the Issuer has paid, or reserved funds sufficient to pay, the entire redemption price of Series B Preferred Stock.

SERIES B PREFERRED STOCK

      The Series B Preferred Stock will be convertible into Common Stock at any time at the election of its holders. The per share conversion price (the "Series B Conversion Price") of the Series B Preferred Stock is the lowest of (i) $3.10;
(ii) the price that reflects a 20% discount to the trailing average closing price of the Common Stock for the 20 consecutive trading days immediately preceding the Series B Issue Date (as defined below), but in no event less than $2.80; and (iii) the closing price of the Common Stock on the day immediately preceding the Series B Issue Date. On September 15, 2004, the Senior Subordinated Notes converted into Series B Preferred Stock and the conversion price of the Series B Preferred Stock was determined to be $2.80 (subject to further adjustments as described below). The Series B Preferred Stock will automatically convert into Common Stock if: (i) at any time following 18 months after the Series B Issue Date, the average closing price of the Common Stock for the immediately preceding 20 consecutive trading day period exceeds 2.5 times the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications or other similar events involving a change with respect to the Series B Preferred Stock); (ii) with respect to the Series B Preferred Stock held by holders that do not accept an offer by the Issuer, within 60 days of delivery of such offer, to purchase the Series B Preferred Stock for at least
2.5 times the Series B Original Issue Price (as so adjusted); or (iii) upon the agreement of the holders of 75% of the Series B Preferred Stock at the conversion price then in effect; provided, that in each case, no shares of Series B Preferred Stock shall be converted into Common Stock unless at the time of such proposed conversion the Issuer has on file with the Securities and Exchange Commission an effective registration statement with respect to shares of Common Stock issuable to the holders (x) on conversion of all Series B Preferred Stock then issued or issuable to such holders and (y) on exercise of all warrants issued pursuant to the Series B Purchase Agreement and such shares are listed on the American Stock Exchange ("AMEX"). Holders of Series B Preferred Stock are entitled to vote together with all other classes and series of voting stock of the Issuer on all actions to be taken by the stockholders of the Issuer, except as otherwise provided by applicable law or as described below. Initially, each share of Series B Preferred Stock is entitled to one vote. As long as at least 25% of the shares of the Series B Preferred Stock issued pursuant to the Series B Purchase Agreement remain outstanding, the Issuer shall not take certain specified actions (including certain changes to the Issuer's certificate of incorporation) without first obtaining the written consent of holders of at least a majority of the then outstanding shares of Series B Preferred Stock voting separately as a class. As long as 50% of the shares of the Series B Preferred Stock issued pursuant to the Series B Purchase Agreement remain outstanding, the Issuer shall not take certain other specified actions (including declaration of dividends or distributions on the capital stock other than dividends and distributions paid on the Series B Preferred Stock and the Preferred Stock) without first obtaining the written consent of holders of at least a majority of the then outstanding shares of Series B Preferred Stock, voting as a separate class. The holders of Series B Preferred Stock are entitled to customary preemptive rights and liquidation and dissolution preferences.

      DIVIDEND RIGHTS

      Holders of the Series B Preferred Stock are entitled to receive cumulative dividends on the Series B Preferred Stock each quarter (beginning on the last day of the calendar quarter following the date of initial issuance of any Series B Preferred Stock, or September 15, 2004 (the "Series B Issue Date")) at the per annum rate of 6% of the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications or other similar events involving a change with respect to the Series B Preferred Stock). The dividends are payable in cash; provided, however, that if at any time after the Series B Issue Date: (i) the Issuer's projected available cash for operations for the following twelve month period (calculated from the date any such quarterly dividend would be paid) is less than $1,000,000 in excess of business projections approved by the Issuer's board of directors for such twelve month period, or (ii) the Issuer's payment of the dividend in cash will result in an event of default under the Issuer's senior indebtedness, then the dividend, at the option of the Issuer, may be paid in shares of Series B Preferred Stock valued at the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications or other similar events involving a change with respect to the Series B Preferred Stock). Holders of the Series B Preferred Stock are entitled to receive such dividends immediately after the payment of any dividends to senior securities required by the Issuer's certificate of incorporation, as amended or amended and restated and in effect, including for this purpose any certificate(s) of designation, prior and in preference to any payment of dividends to the Series A Preferred Stock, any other junior securities and the Common Stock and at the same time as the payment of dividends to parity securities.

      REDEMPTION

      The Series B Preferred Stock shall be subject to redemption, at the option of the holders of 66 2/3% of the then outstanding shares of Series B Preferred Stock at any time after the fourth anniversary of the Series B Issue Date (such fourth anniversary of such Issue Date, the "Series B Redemption Date"), in four equal quarterly installments, with the first installment being made within sixty
(60) days of the date of exercise of such option and the last installment on the date that is 9 months thereafter, in whole or in part, at a per share redemption price equal to the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications of other similar events involving a change with respect to the Series B Preferred Stock) per share plus any accrued but unpaid dividends, payable in immediately available funds. If the Issuer is unable to effect any required quarterly redemption of Series B Preferred Stock for a period of nine consecutive months after such redemption was required, the holders of the Series B Preferred Stock will have the right to designate additional directors so that directors designated by the holders comprise a majority of the Issuer's board of directors until all such installments that are then past due are paid.

CONVERTIBLE NOTES

      Pursuant to the terms of the Convertible Notes, at any time and from time to time, the Reporting Person may, at its sole option, convert the outstanding principal and accrued and unpaid interest on the Convertible Notes in whole or in part into Series A Preferred Stock. The Convertible Notes may be converted in the number of Series A Preferred Stock determined by dividing (i) the sum of the aggregate principal amount and the accrued and unpaid interest, by (ii) an amount equal to 135% of the Series A Purchase Price (subject to adjustments for stock splits, stock dividends and similar events). Initially, the Convertible Notes are convertible into an aggregate of 3,321,707 shares of Series A Preferred Stock, which are convertible into shares of Common Stock initially at a ratio of one share for every Series A Preferred Stock and are subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends and similar events. The Issuer may cause the automatic conversion of the Convertible Notes into Common Stock if, any time following 18 months after the Series A Closing, the average closing price for the Common Stock over the 20 consecutive trading day period prior to the date of conversion exceeds 2.5 times the Series A Purchase Price, as adjusted for dilutive equity issuances, stock splits, stock dividends and similar events. The Convertible Notes are subject to certain events of default specified in the Convertible Notes. Subject to the rights of the holders of the Senior Subordinated Notes, following an event of default due to the nonpayment of principal, interest or other payments due under the Convertible Notes that continues for a period of twelve consecutive months, the holders of a majority of the Common Stock underlying the securities issued to the Funds at the Series A Closing will have the right to designate a majority of the Issuer's board of directors. This right will terminate upon the payment of the amounts due under the Convertible Notes.

      INTEREST ON CONVERTIBLE NOTES

      Interest on the Convertible Notes is payable at a rate of 7% per annum. Interest is payable in cash quarterly in arrears; provided, that, at the Issuer's option, interest will accrue and will be added to principal if: (i) the Issuer's available cash for operations for the twelve month period following the date any such quarterly interest payment is due is less than $1,000,000 in excess of business projections approved by the Issuer's board of directors for such twelve month period; or (ii) the interest payment in cash will result in a default under the Issuer's senior indebtedness. The interest rate will increase to 11% if the Issuer defaults on any principal or interest payment obligation under the Convertible Notes following a five-day cure period.

      PREPAYMENT OF CONVERTIBLE NOTES

      Principal of and interest on the Convertible Notes may not be prepaid without the prior consent of the holders of a majority of the principal amount outstanding under the Convertible Notes until 18 months following the Series A Closing. At any time after 18 months following the Series A Closing, the Issuer may prepay principal and interest under the Convertible Notes by so notifying the holders of the Convertible Notes. Any prepayment will be made, at the option of the holders of a majority of the principal amount outstanding under the Convertible Notes either: (i) in cash in an amount equal to the sum of (a) the aggregate principal amount outstanding and (b) the net present value (discounted at a rate of 7% per annum) of the interest that is accrued and unpaid as of the prepayment date and the interest that would have been payable by the Issuer through the maturity date of the Convertible Notes; or (ii) by conversion of the Convertible Notes into Series A Preferred Stock at the Series A Purchase Price (subject to adjustments for stock splits, dividends and similar events) and the payment by the Issuer of all accrued and unpaid interest on the Convertible Notes in cash or, at the option of the holder, in shares of Series A Preferred Stock.

      If any Convertible Note is prepaid, each Convertible Note will be prepaid, in whole or in part, pro rata, based on the principal amount outstanding under the respective Convertible Notes. Prepayment of the Convertible Notes may only occur if the Issuer has an effective registration statement filed with the SEC covering the resale of the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and the Convertible Notes and upon the exercise of the Series A Warrants and such shares are listed on AMEX or another stock exchange approved by the holders of a majority of the Series A Preferred Stock.

SENIOR SUBORDINATED NOTES

      The outstanding principal on the Senior Subordinated Notes was automatically converted into the Initial Series B Preferred Stock upon stockholders'approval at the annual meeting of the Issuer on September 15, 2004. The per share conversion price of the Senior Subordinated Notes was $3.50. The accrued interest on the Senior Subordinated Notes was paid to the holders in cash.

WARRANTS

      SERIES A WARRANTS

      In connection with the transactions contemplated by the Series A Purchase Agreement, on December 9, 2003, the Issuer issued the Series A Warrants to the Funds. The Series A Preferred Warrants are immediately exercisable at an exercise price of $3.28 per share to purchase one share of Common Stock for every five shares of Common Stock issued or issuable upon the conversion of the Series A Preferred Stock. Initially, the Series A Preferred Warrants are convertible, in the aggregate, into 1,345,291 shares of Common Stock. The Note Warrants will be immediately exercisable at an exercise price of $3.28 to purchase one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the Convertible Notes. Initially, the Note Warrants are convertible, in the agg regate, into 664,341 shares of Common Stock. The exercise price of the Series A Warrants will be subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise will be permitted. The Series A Warrants have substantially similar terms, a form of which was previously filed as Exhibit 8 to the Schedule 13D.

      COMMON STOCK WARRANTS

      In connection with the transactions contemplated by the Series B Purchase Agreement, the Issuer issued the Common Stock Warrants to the Funds. The Common Stock Warrants expire on May 28, 2014. Upon the receipt of stockholder approval, the Common Stock Warrants became exercisable on September 15, 2004, at the option of the Series B Investors to purchase one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the 1,000,000 shares of Series B Preferred Stock held by the Reporting Person. The exercise price of the Common Stock Warrants is $4.32 per share (representing a 25% premium to the trailing 20 day average closing price of the Common Stock of the Issuer immediately preceding May 28, 2004). The exercise price of the Common Stock Warrants will be subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise will be permitted. The Common Stock Warrants have substantially similar terms, a form of which was previously filed as Exhibit 22 to Amendment No. 2.

      ADDITIONAL COMMON STOCK WARRANTS

      In connection with the transactions contemplated by the Series B Purchase Agreement, on April 1, 2005, the Issuer issued the Additional Common Stock Warrants to the Funds. The Additional Common Stock Warrants are immediately exercisable at the option of the Funds and will expire on April 1, 2015. As of the Subsequent Closing Date, the Additional Common Stock Warrants are
exercisable to purchase an aggregate of 535,714 shares of Common Stock. The exercise price of the Additional Common Stock Warrants is $4.29 per share (representing a 25% premium to the trailing 20 day average closing price of the Common Stock of the Issuer immediately preceding April 1, 2005). The exercise price of the Additional Common Stock Warrants will be subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise will be permitted. Except as described above, the Additional Common Stock Warrants have substantially similar terms to the Common Stock Warrants, a form of which was previously filed as Exhibit 22 to Amendment No. 2.

OPTIONS

      In connection with the Reporting Person's participation (through its employees) on the Issuer's Board of Directors, on December 9, 2003 (the "Initial Grant Date"), the Issuer granted options to purchase 5,000 shares of Common Stock to each of Martin M. Hale, Jr. and Gerald A. Poch (the "Original Directors Options"), which have substantially similar terms and are issued pursuant to the Issuer's 2002 Stock Option Plan, a copy of which was previously filed as Exhibit 20 to Amendment No. 2. The Original Directors Options were initially each exercisable into 1,666 shares of Common Stock on the Initial Grant Date, with an additional 1,667 shares per option vesting on each of the first and second anniversary of the Initial Grant Date. On December 21, 2004, the Issuer's compensation committee accelerated the vesting of the Original Directors Options so that the remaining unvested portion of the Original Directors Options became immediately exerciseable. The exercise price of the Original Directors Options is $4.04 per share. The Original Directors Options expire on December 9, 2013.

      In connection with the Reporting Person's participation (through its employees) on the Issuer's Board, on March 1, 2004 (the "Subsequent Grant Date"), the Issuer granted options to purchase 5,000 shares of Common Stock to each of Martin M. Hale, Jr. and Gerald A. Poch (the "New Directors Options"), which have substantially similar terms and are issued pursuant to the Issuer's 2002 Stock Option Plan, a copy of which was previously filed as Exhibit 19 to Amendment No. 2. The New Directors Options are each exercisable into 1,666 shares of Common Stock on the Subsequent Grant Date. Initially, an additional 1,667 shares per option vested on each of the first and second anniversary of the Subsequent Grant Date. On January 24, 2005, the Issuer's compensation committee accelerated the vesting of the New Directors Options so that 1,667 shares vested on January 19, 2005 and the remaining 1,667 shares vested on March 1, 2005. The exercise price of the New Directors Options is $3.92 per share. The New Directors Options expire on March 1, 2014.

      In connection with the Reporting Person's participation (through its employees) on the Issuer's Board, on February 16, 2005, the Issuer granted options to purchase 5,000 shares of Common Stock to each of Martin M. Hale, Jr. and Gerald A. Poch (the "Additional Directors Options"), which have substantially similar terms and are issued pursuant to the Issuer's 2002 Stock Option Plan, a copy of which was previously filed as Exhibit 19 to Amendment No.
2. The Additional Directors Options are immediately exercisable at an exercise price of $3.89 per share. The Additional Directors Options expire on February 16, 2015.

      A copy of the form of the Senior Subordinated Notes and the form of the Common Stock Warrants and the Additional Common Stock Warrants were previously filed as Exhibits 21 and 22, respectively, to Amendment No. 2 and are incorporated herein by reference, and the description herein of such agreements are qualified in their respective entireties by reference to such agreements.

                                S I G N A T U R E

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  April 12, 2005                Pequot Capital Management, Inc.

                                    /S/ ARYEH DAVIS
                                    ------------------------------
                                    Aryeh Davis, General Counsel